UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*



                            Raining Data Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   096434105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 10, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                                              Page 1 of 9 pages

                                       13G

CUSIP No. 096434105                                           Page 2 of 9 pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1     Philip and Debra Barrett Charitable Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           0
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      1,348,168
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           0
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           1,348,168
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,348,168
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------





                                                              Page 2 of 9 pages

                                       13G

CUSIP No. 096434105                                           Page 3 of 9 pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1     Philip D. Barrett
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           20,000
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      1,348,168
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           20,000
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           1,348,168
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,368,168
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------





                                                              Page 3 of 9 pages

                                       13G

CUSIP No. 096434105                                           Page 4 of 9 pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1     Debra J. Barrett
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           19,562
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      1,348,168
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           19,562
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           1,348,168
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,367,730
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------





                                                              Page 4 of 9 pages

Item 1.  Issuer

      (a)   The name of the Issuer is Raining Data Corporation.

      (b) The Issuer's principal executive offices are located at 17500 Cartwright Road
                Irvine, CA 92614

Item 2.  Reporting Person and Security

         (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Philip D. Barrett and Debra J. Barrett, individually (the "Barretts"), and (ii) Philip and Debra Barrett Charitable Trust (the "Trust"). The Barretts and the Trust are collectively referred to as the "Reporting Persons." The Reporting Persons Schedule 13(g) Joint Filing Agreement is attached as Exhibit 1.

                  Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy and completeness of the information by another Reporting Person, except as provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

         (b) The principal business address for the Barretts and the Trust is PO Box 1033, Vancouver, Washington 98666.

         (c)      The Barretts are citizens of the United States of America.

         (d) This statement relates to shares of common stock of Raining Data Corporation.

         (e) The CUSIP number assigned to the common stock of the issuer is 096434-10-5.




















                                                              Page 5 of 9 pages

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   / / Broker of dealer registered under Section 15 of the Exchange
                Act;

      (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

      (e)   / / An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box /  /

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, the Barretts may be deemed to be the beneficial owners of a total of 1,387,730 shares of issuer common stock.

                  Philip Barrett directly owns 20,000 shares of issuer common stock; Debra Barrett directly owns 19,562 shares of issuer common stock, and the Barretts may be deemed to indirectly own 1,348,168 shares of issuer common stock through the Trust. The 1,348,168 shares of issuer common stock which the Barretts may be deemed to indirectly beneficially own are comprised of: (i) 1,324,835 shares of issuer common stock of which the Trust is record owner; and (ii) warrants to purchase 23,333 shares of issuer common stock of which the Trust is record owner.









                                                              Page 6 of 9 pages

         (b) As of May 20, 2003 the issuer had 17,952,742 shares of issuer common stock issued and outstanding, as reported in the issuer's Form 10-KSB filed with the SEC on June 6, 2003 (the "Issuer Outstanding Shares"). The Barretts actual and deemed beneficial ownership of issuer common stock represented approximately 7.6% of the Issuer Outstanding Shares and the Trust's beneficial ownership of issuer common stock represented approximately 7.4% of the Issuer Outstanding Shares.

         (c) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Barretts or the Trust, the Barretts have shared power to vote or direct the vote of 1,387,730 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















                                                              Page 7 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   July 10, 2003
                                              --------------------------
                                                        Date

                                       Philip and Debra Barrett Charitable Trust

                                       By:/s/ PHILIP D. BARRETT
                                          --------------------------------------
                                          Philip D. Barrett, Trustee

                                       /s/ PHILIP D. BARRETT
                                       -----------------------------------------
                                       Philip D. Barrett, individually

                                       /s/ DEBRA J. BARRETT
                                       -----------------------------------------
                                       Debra J. Barrett, individually


































                                                              Page 8 of 9 pages

                                    Exhibit 1

                      Schedule 13(g) Joint Filing Agreement

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13(g) in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder is attached and such schedule is filed on behalf of the undersigned and each other person executing this Agreement.

         The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13(g) and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         Dated: July 10, 2003

                                       Philip and Debra Barrett Charitable Trust

                                    By:/s/ PHILIP D. BARRETT
                                       -----------------------------------------
                                       Philip D. Barrett, Trustee

                                    By:/s/ PHILIP D. BARRETT
                                       -----------------------------------------
                                       Philip D. Barrett, individually

                                    By:/s/ DEBRA J. BARRETT
                                       -----------------------------------------
                                       Debra J. Barrett, individually

















                                                              Page 9 of 9 pages